Mail Stop 4561

November 28, 2006

Mrs. Janet H. Knowles
Corporate Secretary
Metrologic Instruments, Inc.
90 Coles Road
Blackwood, NJ 08012

Re: Metrologic Instruments, Inc.
Preliminary Transaction Statement on Schedule 13E-3
File No. 5-49829
Filed November 22, 2006

Preliminary Proxy Statement on Schedule 14A
File No. 0-24712
Filed November 22, 2006

Form 10-K for fiscal year ended December 31, 2005
File No. 0-24712
Filed March 10, 2005

Dear Mrs. Knowles:

We have reviewed your filings and have the following comments. References to prior comments relate to our letter issued November 20, 2006.

<u>Schedule 14A</u>

<u>Position of the Elliott Entities as to Fairness, page 38</u>

1. Please refer to prior comment 2. You have added new filers to the Schedule 13E-3 and therefore must provide all of the disclosure required by Rule 13e-3 and Schedule 13E-3 as to each new filer individually. The new disclosure in this section states that the Elliott Entities "did not undertake any independent evaluation of the fairness of the proposed merger…" If the Elliott Entities did not independently conduct their own fairness analysis, they must adopt both the analysis and conclusions of another filing party or parties. They may not, consistent with the disclosure requirements of Item 1014 of Regulation M-A, simply refer to factors considered by other parties in reaching a determination of fairness. Please revise this section in accordance with our comment.

Opinion of Needham & Company, LLC, page 30

2. Please refer to prior comment 7. We note the added disclosure on page 34 relating to the Stock Price Premium Analysis, which indicates that "the 90-day stock price premium was significantly below the mean and median for the selected transactions." Please expand the disclosure to discuss more specifically how the fairness advisor considered this information in reaching is fairness conclusion.

3. Please refer to prior comment 9. We note the added disclosure on pages 33 and 35 relating to the sale of Adaptive Optics Associates, Inc. estimated by management to be at net price of approximately $35 million. The actual sale price, however, is first noted on page 40. To facilitate reader understanding of the use of this estimated figure, please disclose earlier in the proxy statement or in the introduction to the opinion the actual sales price for the sale of AOA and the reason for relying on management's estimate of the sales price in the opinion.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions or concerns, please contact Maryse Mills-Apenteng at 202-551-3457. In her absence, please contact Anne Nguyen Parker, Special Counsel, at 202-551-3611 or Christina Chalk at 202-551-3263 in the Office of Mergers and Acquisitions. If you still require further assistance, please contact me at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director